UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
QLT Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))
Common Shares, Without Par Value
(Title of Class of Securities)
746927102
(CUSIP Number of Class of Securities)
QLT Inc.
Attention: Robert L. Butchofsky
887 Great Northern Way, Suite 101
Vancouver, British Columbia, Canada V5T 4T5
(604) 707-7000
(Name, Address, and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Person)
Copies to:

Peter O’Callaghan, Esq. Blake, Cassels & Graydon LLP 595 Burrard Street P.O. Box 49314 Suite 2600, Three Bentall Centre Vancouver, British Columbia V7X 1L3 Canada (604) 631-3300	Alan C. Mendelson, Esq. Ora T. Fisher, Esq. Latham & Watkins LLP 140 Scott Drive Menlo Park, California 94025 USA (650) 328-4600
Calculation of Filing Fee

Transaction valuation	Amount of filing fee*
N/A	N/A
*	Pursuant to General Instruction D to Schedule TO, a filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A
Form or Registration No.:	N/A
Filing Party:	N/A
Date Filed:	N/A
☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
     ☐     third party tender offer subject to Rule 14d-1.
     ☑     issuer tender offer subject to Rule 13e-4.
     ☐     going-private transaction subject to Rule 13e-3.
     ☐     amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 12. Exhibits.

Exhibit Number	Description

(a)	Press release of QLT Inc. dated December 1, 2008.

EXHIBIT INDEX

Exhibit Number	Description

(a)	Press release of QLT Inc. dated December 1, 2008.